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[CRAY INC. LOGO]                                  Cray Inc.
                                                   Corporate Headquarters
                                                   411 First Avenue S. Suite 600
                                                   Seattle, WA 98104-2860 USA
Edgar Correspondence                               tel (206) 701 2000
                                                   fax (206) 701 2500
                                                   www.cray.com


                                                                  April 13, 2006


Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Room 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:      Cray Inc. - File No. 0-26820


Dear Ms. Collins:

     We have been in correspondence with you concerning certain of our Exchange Act fillings since your first letter dated August 18, 2005. This letter responds to your letter of March 31, 2006, and the one comment contained in your letter regarding our Form 12b-25, filed March 17, 2006.

Staff Comment:


1. We note from disclosures in Form 12b-25 (filed March 17, 2006) that the Company's management, audit committee and auditor's are reviewing an issue to determine whether revenue recognized in 2004 under a product development contract was appropriately recorded. Tell us how you considered filing an item 4.02 8-K in connection with this issue. We may have further comment based on your response.

Company Response:

     Our Board of Directors, our Audit Committee and our financial management did not conclude that any of our previously issued financial statements should no longer be relied upon because of an error in such financial statements as addressed in SFAS No. 154 - Accounting Changes and Error Corrections (replacing APB Opinion No. 20) or for any other reason. We also have not received any advice or notice described in Item 4.02(b) of Form 8-K. We thus determined that a Form 8-K Item 4.02 filing was not required.

     As stated in our Form 12b-25, and in our related press releases, we, along with our Audit Committee and our former and current auditors, are reviewing an issue, identified by management, to determine if revenue recognized in 2004 under one of our product

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development contracts was appropriately recorded. The issue currently identified could reduce previously reported 2004 revenue and increase previously reported loss from operations and net loss by up to $3.3 million. There is no impact on our cash or short-term investment position in 2004 or 2005.

     First, the issue is not yet resolved. Secondly, we believe, even if the original accounting for this issue were determined to be an error, as defined in paragraph 2h of SFAS No. 154, it would not be material to our 2004 financial statements under the guidance of SEC SAB No. 99 - Materiality. In coming to this conclusion, we reviewed both the quantitative and qualitative nature of the potential adjustment.

     In quantitative terms, the identified possible adjustment represents 2.2% of our 2004 revenue, 2.3% of our net loss from operations and 1.6% of our net loss and net loss per share. It does not affect our cash or short-term investment position. We also reviewed the potential impact of any adjustment on a quarterly basis in 2004. The largest impact, in percentage terms, would be to the first quarter of 2004, where a potential $350,000 reduction in revenue and resulting $350,000 increase in net loss, would result in a 6.1% increase in our net loss from operations. However, the absolute amount of the potential adjustment is neither large nor significant, and the impact to net loss from operations in each of the subsequent quarters, when the absolute amount of the loss would increase, would be under 4%.

     In qualitative terms, the accounting for this issue did not mask a change in earnings or other trends, hide a failure to meet analysts' consensus expectations for our company, change a loss into income or income into a loss, affect our compliance with any regulatory compliance, affect our compliance with loan covenants or other contractual requirements, result in an increase in management's compensation in any way or conceal an unlawful transaction. Our review to date has concluded that the original accounting for this issue was not directed by senior management and was not intended in any way to manage our published results. We have no indication that the market would consider the potential adjustment to be material to the value of our common stock.

     Based on these quantitative and qualitative factors, we believe that the potential adjustment for this issue, if the original accounting treatment were considered an error, would not be material to our 2004 results and therefore we did not conclude that reliance on the 2004 financial statements was no longer warranted. Both our former and current auditors have reached the same conclusion, and accordingly we received no advice or notice of the type described in Item 4.02(b) of Form 8-K.

     We note, however, that the original accounting for this issue, if determined to be an error and not corrected, could be material, on an ongoing basis, to our 2005 or 2006 operating results; our management, our Audit Committee and our former and current auditors are thus reviewing the basis of the potential adjustment and whether a restatement of 2004 results, even for an immaterial error, or other treatment, is appropriate under the circumstances.

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     Please contact me if you require additional information or desire to discuss the foregoing responses (phone: 206-701-2168, facsimile: 206-701-2218; email: brianh@cray.com).

                                                    Yours truly,

                                                    /s/ Brian C. Henry

                                                    Brian C. Henry
                                                    Executive Vice President and
                                                    Chief Financial Officer


cc.  Peter J. Ungaro, Chief Executive Officer and President
     Kenneth W. Johnson, Senior Vice President and General Counsel Cray Inc. Audit Committee
     Andrew L. Read, Deloitte & Touche US LLP
     David C. Lee, Peterson Sullivan PLLC

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